As filed with the Securities and Exchange Commission on August 28, 2026

Securities Act File No. 333-295186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. [   ]

Post-Effective Amendment No. 1

OPPORTUNISTIC CREDIT INTERVAL FUND
(Exact Name of Registrant as specified in Charter)

650 Madison Avenue 3rd Floor New York, New York 10022
(Address of principal executive offices)

(212) 891-2880
(Registrant’s Telephone Number, including Area Code)

The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801
(Name and address of agent for service)

With copy to:
Kenneth E. Young, Esq.
Daniel S. Mozes, Esq.
Alexander Karampatsos, Esq.
Dechert LLP
1095 Avenue of the Americas New York, New York 10036

It is proposed that this filing will become effective immediately upon filing, pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

The purpose of this filing is to file as an exhibit the opinions of counsel supporting the tax matters and consequences to shareholders in connection with the reorganization of the Yieldstreet Alternative Income Fund Inc. with and into the Opportunistic Credit Interval Fund as required by Item 16(12) of Form N-14.

Parts A and B are incorporated herein by reference to the definitive materials filed on June 30, 2026 pursuant to Rule 424(b)(3) under the Securities Act (Accession No. 0001104659-26-078969).

OPPORTUNISTIC CREDIT INTERVAL FUND

PART C

OTHER INFORMATION

ITEM 15. INDEMNIFICATION

Reference is made to Article VIII, Section 2 of the Registrant’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”), incorporated by reference as Exhibit (a)(2) hereto, and to Section 7 of the Registrant’s Distribution Agreement, incorporated by reference as Exhibit (h)(1) hereto. The Registrant hereby undertakes that it will comply with the indemnification provisions of the Declaration of Trust and Distribution Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect.

The Registrant has entered into indemnification agreements with certain officers of the Fund, which provide specific rights and obligations with respect to the indemnification of such officers. Each indemnification agreement is filed as an exhibit to this Registration Statement.

The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

1.		Amended and Restated Declaration of Trust.[1]
2.		By-Laws.[2]
3.		Voting Trust Agreement – Not Applicable.
4.		Form of Agreement and Plan of Reorganization.[7]
5.		See the Amended and Restated Declaration of Trust (Exhibit 1 above) and the By-Laws (Exhibit 2 above).
6.	(a)	Investment Advisory Agreement between the Registrant and Mount Logan Management, LLC[3]
	(b)	Expense Limitation Agreement between the Registrant and the Adviser[4]
7.	(a)	Distribution Agreement between the Registrant and ALPS Distributors, Inc. [2]
	(b)	Form of Broker-Dealer Selling Agreement[2]
	(c)	Form of Shareholder Servicer Selling Agreement[2]
8.		Bonus or Profit Sharing Contracts – Not Applicable.
9.		Custody Agreement between the Registrant and U.S. Bank, N.A.[2]

10.		Rule 12b-1/18f-3 Plans – Not Applicable.
11.		Opinion and Consent of Counsel as to the legality of shares being registered with respect to the Acquiring Fund.[7]
12.	(a)	Tax Opinion of Stradley Ronon Stevens & Young, LLP (filed herewith).
	(b)	Tax Opinion of Dechert LLP (filed herewith).
13.	(a)	Administration Agreement between Registrant and BC Partners Management, LLC.[2]
	(b)	Sub-Administration and Transfer Agent Services Agreement by and among the Administrator, the Registrant, ALPS Fund Services, Inc. and DST Asset Manager Solutions, Inc.[1]
	(c)	Indemnification Agreements.[2]
	(d)	Credit Agreement between the Registrant and US Bank National Association as of April 12, 2024[5]
14.	(a)	Fairness Opinion of Lincoln International LLC as to the fairness of the Reorganization with respect to the Acquired Fund.[7]
	(b)	Consent of Independent Registered Public Accounting Firm of the Acquiring Fund (previously filed).
	(c)	Consent of Independent Registered Public Accounting Firm of the Acquired Fund (previously filed).
15.		Omitted Financial Statements – Not Applicable.
16.		Powers of Attorney.[6]
17.		Additional Exhibits – Not Applicable.
18.		Filing Fee Exhibit.[7]

[1]	Incorporated by reference to Form N-2 (1933 Act File No. 333-263060) filed on June 27, 2022.
[2]	Incorporated by reference to Form N-2 (1933 Act File No. 333-263060) filed on June 6, 2022.
[3]	Incorporated by reference to Form N-2 (1933 Act File No. 333-263060) filed on October 24, 2023.
[4]	Incorporated by reference to Form N-2 (1933 Act File No. 333-263060) filed on January 28, 2026.
[5]	Incorporated by reference to Form N-2 (1933 Act File No. 333-263060) filed on April 30, 2024.
[6]	Incorporated by reference to Form N-14 (1933 Act File No. 333-295186) filed on April 20, 2026.
[7]	Incorporated by reference to Form N-14 (1933 Act File No. 333-295186) filed on June 23, 2026.

ITEM 17. UNDERTAKINGS.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of New York, State of New York, on the 28th day of August, 2026.

OPPORTUNISTIC CREDIT INTERVAL FUND
By:	/s/ Edward Goldthorpe
Edward Goldthorpe Chief Executive Officer (Principal Executive Officer), President and Trustee

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on the date above.

SIGNATURE	TITLE	Date

Alexander Duka*	Trustee	August 28, 2026
Alexander Duka

George Grunebaum*	Trustee	August 28, 2026
George Grunebaum

Robert Warshauer*	Trustee	August 28, 2026
Robert Warshauer

/s/ Edward Goldthorpe	Chief Executive Officer (Principal Executive Officer), President and Trustee	August 28, 2026
Edward Goldthorpe

/s/ Brandon Satoren	Chief Financial Officer (Principal Financial Officer)	August 28, 2026
Brandon Satoren

*By:	/s/ Edward Goldthorpe	August 28, 2026
Edward Goldthorpe
Attorney-in-Fact pursuant to Powers of Attorney previously filed

EXHIBIT INDEX

12.	(a)	Tax Opinion of Stradley Ronon Stevens & Young, LLP
	(b)	Tax Opinion of Dechert LLP